FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

 3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl

9th September, 2002

SUPPL

02 SEP 20 AM 12: 58

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

> Re: Starlight International Holdings Limited
> ("the Company")
> Rule 12g3-2(b) Exemption
> File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 9th September, 2002 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Repurchases of Company's Shares

    Date : 16th August, 2002
             26th August, 2002
             2nd September, 2002
             3rd September, 2002
             6th September, 2002

    Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

    Date : 31st August, 2002
    Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
16/08/2002	1,840,000	on the Exchange	0.046	0.045	HK$84,070
Total	1,840,000				HK$84,070

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 1,840,000

2. % of previous months turnover acquired this month to date

$$\frac{1,840,000 \times 100}{8,533,544}$$ 21.56%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,840,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{1,840,000 \times 100}{2,693,225,402}$$ 0.0683%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 16th August, 2002

#a5411/Formg/sl

Form G

To :   The Head of the Listing Division
       The Listing Division
       The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company :   STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities :   SHARES

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
26/08/2002	280,000	on the Exchange	0.049	0.049	HK$13,720
Total	280,000				HK$13,720

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional information for company's whose primary listing is on the Exchange

1.   Total number of such securities purchased on the Exchange in the month to date (including those reported in A above).   (a) 2,120,000

2.   % of previous months turnover acquired this month to date

$$\frac{2,120,000 \times 100}{8,533,544}$$ 24.84%

3.   Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)   (b) 2,120,000

4.   % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{2,120,000 \times 100}{2,693,225,402}$$ 0.0787%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 26th August, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To :   The Head of the Listing Division
         The Listing Division
         The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company :   STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities :   SHARES

A.   Purchase Report

       We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
02/09/2002	500,000	on the Exchange	0.046	0.046	HK$23,000
Total	500,000				HK$23,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private
  arrangement or by general offer.

B.   Additional information for company's whose primary listing is on the Exchange

       1.   Total number of such securities purchased on the Exchange
              in the month to date (including those reported in A above).   (a) 500,000

       2.   % of previous months turnover acquired this month to date

                   500,000   x 100
                   17,948,881   2.786%

       3.   Number of such securities purchased on the Exchange in the
              year to date (since ordinary resolution)   (b) 2,620,000

       4.   % of issued share capital at time ordinary resolution passed
              acquired on the Exchange since date of resolution

                   2,620,000 x 100
                   2,693,225,402   0.0973%

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To :   The Head of the Listing Division
        The Listing Division
        The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company :   STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities :   SHARES

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
03/09/2002	500,000	on the Exchange	0.047	0.047	HK$23,500
Total	500,000				HK$23,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private
  arrangement or by general offer.

B.   Additional information for company's whose primary listing is on the Exchange

   1.   Total number of such securities purchased on the Exchange
         in the month to date (including those reported in A above).   (a) 1,000,000

   2.   % of previous months turnover acquired this month to date

              1,000,000   x 100
              17,948,881   5.571%

   3.   Number of such securities purchased on the Exchange in the
         year to date (since ordinary resolution)   (b) 3,120,000

   4.   % of issued share capital at time ordinary resolution passed
         acquired on the Exchange since date of resolution

              3,120,000 x 100
              2,693,225,402   · 0.116%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 3rd September, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To :   The Head of the Listing Division
        The Listing Division
        The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company :   STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities :   SHARES

A.   Purchase Report

      We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
06/09/2002	700,000	on the Exchange	0.046	0.044	HK$31,600
Total	700,000				HK$31,600

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private
  arrangement or by general offer.

B.   Additional information for company's whose primary listing is on the Exchange

      1.   Total number of such securities purchased on the Exchange
            in the month to date (including those reported in A above).   (a) 1,700,000

      2.   % of previous months turnover acquired this month to date

            $$\frac{1,700,000 \quad \times \ 100}{17,948,881}$$ 9.471%

      3.   Number of such securities purchased on the Exchange in the
            year to date (since ordinary resolution)   (b) 3,820,000

      4.   % of issued share capital at time ordinary resolution passed
            acquired on the Exchange since date of resolution

            $$\frac{3,820,000 \times \ 100}{2,693,225,402}$$ 0.142%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 6th September, 2002

#a5411/Formg/sl

Monthly Return on Movement of Listed Equity Securities
For the month ended _____ 31st August, 2002 _____

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited _____
(Name of Company)

Mr. Peter LEE Yip Wah _____ Tel No.: __ 2827 1778 __
(Name of Responsible Official)

Date: _____ 9th September, 2002 _____

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	
2.	Preference shares			
3.	Other classes of shares	:		please specify: _____
4.	Warrants	:		please specify: _____

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,693,225,402	Nil	Nil
Increase/(Decrease) during the month	(2,120,000)	Nil	Nil
Balance at close of the month:	2,691,105,402	Nil	Nil

(D) Details of Movement:
   * please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
		Granted	Exercised	Cancelled		
SHARE OPTIONS* Type	No. of Options				No. of Options	
1. Employee share option scheme Exercise price: HK$___	116,995,056	Nil	Nil	Nil	116,995,056	Nil
2. Employee share option scheme Exercise price: HK$___ Exercise price: HK$___	Nil	Nil	Nil	Nil	Nil	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. Subscription price HK$___						
2. Subscription price HK$___						

| CONVERTIBLES* | Converted | |
Class	(Units)	Units
Convertibles Notes		
Convertible price: HK$____	N/A	N/A

OTHER ISSUES OF SHARES*			Units
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date: August 16 and 26, 2002	(2,120,000)
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: (2,120,000)

Authorised Signatory

Name: Peter LEE Yip Wah

Title: Secretary

Remarks:

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#a5411/form1.doc/sl

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